THE INVESTOR RELATIONS GROUP INC.
LETTER OF AGREEMENT
September 1, 2008

Section 1. Representation; Services; Compliance.

(a) The purpose of this letter is to set forth the terms and conditions on which The Investor Relations Group, Inc. ("IRG") agrees to provide Micromem Technologies Inc. (the "Company") a comprehensive corporate communications program. These services may include, but are not limited to the following:

- Overall development and management of the corporate communications program;
- Design and preparation of a corporate fact sheet that can readily be mass produced for distribution to brokers, analysts, and other industry personnel;
- Securing one-on-one and group appointments with industry professionals for presentations by, for, and about Company management;
- Targeted mailings; assistance with compiling promotional materials;
- Regular review of Company's continuous disclosure record (including website disclosure) and advise Company with respect to ongoing maintenance and regulatory requirements;
- Writing and editing news releases and other corporate materials;
- Advise on packaging the Company story;
- Preparation of writing pitch letters to and solicitation of the appropriate media and press;
- Prepare syndicated stories;
- Prepare daily update reports (see Addendum "A").

The Company represents and warrants that it will provide on a timely basis any information requested by IRG which is necessary to perform such services and further represents that it will make all best efforts to ensure that such information shall be accurate.

(b) IRG agrees that in its provision of services it will take all steps necessary to comply with the Company's internal policies (including, but not limited to, the Company's Disclosure Policy of the Board of Directors) as well as any other regulatory or stock exchange requirements. IRG acknowledges that the Company is a "reporting issuer" as such term is defined by Ontario securities laws as well as a "registrant" pursuant to the securities laws of the United States. Furthermore, IRG acknowledges that the Company's shares of common stock are posted for trading on the Over-the-Counter Bulletin Board in the United States and that the Company is currently in the process of achieving a listing on the CNQ stock exchange in Canada.

(c) IRG further acknowledges and agrees that the Company's compliance with any or its duties and/or obligations (of payment or otherwise) set forth in this Agreement must

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at all times be in strict compliance with all applicable securities laws and regulatory and stock exchange requirements.

(d) IRG agrees that during the term of this Agreement that it will not provide comparable services to any entity which is deemed by the Company, acting reasonably, to be a competitor of the Company.

Section 2. Engagement Period. Unless earlier terminated as provided herein, the term of this Agreement (the "**Engagement Period**") shall commence on September 1, 2008 and shall continue for a period of twelve months., The Agreement may be extended for additional twelve month periods subject to each party providing to the other written confirmation of its intention to extend which confirmation must be received no later than thirty days prior to the conclusion of the applicable Engagement Period. Each of the Company and IRG agree that no later than sixty days prior to the conclusion of the applicable Engagement Period that they will work together to discuss and review the status of the Agreement and decide whether an extension will be agreed to and on what terms.

Section 3. Authorization. The Company represents that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is duly qualified as a foreign corporation and in good standing in all jurisdictions in which the nature of its activities requires such qualification. The Company further represents to IRG: (1) that it has full power and authority to carry on its business as presently or proposed to be conducted and to enter into and perform its obligations under this Agreement; (2) that this Agreement has been duly authorized by all necessary corporate actions; and (3) that this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforcement may limited by bankruptcy, creditors' rights laws or general principles of equity).

Section 4. Fees.

(a) The Company shall pay to IRG for its services hereunder a monthly maintenance fee (the "**Maintenance Fee**") of $ 13,500 beginning September 1, 2008; provided, that the amount of such Maintenance Fee shall be reviewed by the parties upon the conclusion of the initial Engagement Period. Maintenance Fees shall be payable on or before the first day of each month. Unless other arrangements have been made and agreed to in writing, failure to remit any Maintenance Fee within five days of being due will be considered an event of default under this agreement and IRG shall be entitled to immediately cease all services on behalf of the Company until such time as payment in full of all amounts due hereunder is made.

(b) As an Origination Fee (and in addition to the Maintenance Fee), the Company shall issue and deliver to IRG 300,000 shares of the Company's common stock (the "**Payment Shares**"), which will be allocated as to Dian Griesel 240,000 shares and as to J. Kevin Moran 60,000 shares. IRG hereby acknowledges and agrees, for itself and on behalf of

Ms. Griesel and Mr. Moran: (1) that the Company shall be under no obligation to register the Payment Shares under the Securities Act of 1933, as amended, or under any state "Blue Sky" laws prior to issuance; (2) that the Payment Shares may not be sold, hypothecated or otherwise transferred except pursuant to an effective registration statement covering such shares or pursuant to an available exemption from such registration; and (3) that all certificates evidencing such shares shall bear a restrictive legend to such effect. IRG further agrees to promptly supply such investor information, and to make such further investor representations and warranties, as the Company may reasonably require in order to ensure compliance with United States Federal and state securities laws.

The Payment Shares will be issued and delivered to the Company's legal counsel to be held in trust pursuant to the terms of this Agreement. It is intended by the parties that the Payment Shares will have been earned by IRG at the conclusion of each month of the initial Engagement Period. To that end, the Company will direct its legal counsel to release one-twelfth of the whole amount of Payment Shares as allocated and to deliver the released Payment Shares to IRG (or such other party designated in writing by IRG) on or before the last day of each month of the initial Engagement Period.

Section 5. Expenses. In addition to all other fees payable to IRG hereunder, the Company hereby agrees to reimburse IRG for all reasonable out-of-pocket expenses incurred in connection with the performance of services hereunder. These out-of-pocket expenses shall include, but are not limited to: telephone, photocopying, postage, messenger service, clipping service, information retrieval service, IRG wire (for emails) and other wire services for news releases. No individual expenses over $500 will be expended without first notifying the Company and approval from the Company having been received. The Company shall remit at the time of execution of this Agreement the amount of $10,000 (the "Deposit") by way of immediately available funds to be placed on deposit with IRG. IRG shall hold the Deposit throughout the term of this Agreement as security against IRG's incurring of expenses on behalf of the Company. During the term of the Agreement, IRG shall provide monthly (or bi-monthly at IRG's option) to the Company an expense statement detailing and itemizing all expenses made by IRG on the Company's behalf in accordance with this Section 5. Upon receipt of the expense statement (and subject to its acceptability), the Company shall have five days during which to remit payment to IRG.. The balance of the Deposit is fully refundable to the Company on the termination of this Agreement.

Section 6. Indemnification. Each of the Company and IRG agrees to defend, indemnify and hold the other and its respective affiliates, stockholders, directors officers, agents, employees, successors and assigns (each an "Indemnified Person") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses and disbursements of any kind whatsoever (including, without limitation, reasonable attorneys' fees) which arise solely from the Company's or IRG's (as the case may be) breach of its obligations hereunder or any representation or warranty made by it herein. It is further agreed that the foregoing indemnity shall be in addition to

any rights that either party may have at common law or otherwise, including, but not limited to, any right to contribution.

Section 7. Termination of Agreement.

(a) Subject to paragraph (b) below, either party may terminate this Agreement at its option upon delivery of written notice at any time to the other party. In such event, all compensation earned by IRG prior to such termination, whether in the form of Maintenance Fees, reimbursement for expenses or otherwise, will become due and payable immediately upon such termination and IRG shall be relieved of any and all further obligation to provide any services hereunder. For certainty, all Payment Shares (if any) held in trust by the Company's counsel (in accordance with Section 4(b)) shall, in the event of termination, be returned to the Company for cancellation and neither IRG nor its assigns shall have any rights whatsoever to the Payment Shares.

(b) Notwithstanding anything to the contrary herein contained, the obligations of the Company under Sections 6 (Indemnification), Section 8 (Confidentiality) and Section 9 (Non-Solicitation) shall survive any termination or breach of this Agreement by either party.

Section 8. Confidentiality. Contemporaneous with the execution of this Agreement, IRG agrees to execute and deliver to the Company a non-disclosure agreement which agreement shall be in a form acceptable to the Company.

Section 9. Non-Solicitation.

(a) During the term of this Agreement, and for a period of two years after the termination of this agreement, neither party shall, directly or indirectly: (1) influence or attempt to influence any employee of the other party to leave such party's employ; (2) agree to aid any competitor or customer of the other party in any attempt to hire any person who was employed by the other party within the previous two year period; or (3) solicit or induce any person who was employed by the other party within the previous two-year period to become employed by the Company. Each party acknowledges that the restrictions in this Section 9 are reasonable and necessary for the protection of the other party's business. This clause is not intended to restrict the individual right of employment but rather is intended to preserve the contemplated business arrangement and to prevent the parties from actively recruiting the employees of the opposite party.

(b) Each party hereby acknowledges and agrees that a breach by it of the restrictions set forth in paragraph (a) above would cause irreparable harm to the other party for which money damages alone would be inadequate. Accordingly, each party hereby agrees that in such event the other party shall be entitled to seek an injunction or other equitable remedy in addition to any other remedies available to it at law.

Section 10. Severability. In case any provision of this letter agreement shall be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby.

Section 11. Consent to Jurisdiction. This agreement shall be governed and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles. The parties further consent to the exclusive jurisdiction of the State and Federal courts located within the City, County and State of New York to resolve any dispute arising under this Agreement, and waive any defense to such jurisdiction based upon inconvenient forum.

Section 12. Other Services. If the Company desires additional services not provided for in this agreement, any such additional services shall be covered by a separate agreement between the parties hereto.

Section 13. Entire Agreement. This letter agreement contains the entire agreement of the Company and IRG, and supersedes any and all prior discussions and agreements, whether oral or written, with respect to the matters addressed herein.

Section 14. Counterparts. This letter agreement may executed in two or more counterparts, each of which shall be considered an original and all of which, taken together, shall be considered as one and the same instrument.

Please evidence your acceptance of the provisions of this letter by signing the copy of this letter enclosed herewith and returning it to The Investor Relations Group Inc., 11 Stone Street, 3rd Floor, New York, NY 10004, Attention: Dian Griesel, President & CEO.

Very truly yours,

Dian Griesel
Founder, President and CEO
The Investor Relations Group, Inc.

ACCEPTED AND AGREED
AS OF THE DATE FIRST ABOVE WRITTEN:
MICROMEM TECHNOLOGIES INC.

By:__________________
Name: JOSEPH FUDA
Title: CEO & PRESIDENT

ADDENDUM "A"

In one comprehensive program IRG covers both investor relations and public relations needs from the "corporate communications" perspective. Our program includes all of the following:

- Targeted one-on-one investor meetings and conference calls with the top nano-, micro- and small-cap decision-making analysts and portfolio managers of corporate, business and family funds, using our proprietary competitive analysis approach. We secure a minimum of eight to fifteen-plus meetings (road shows) per month, for a total of 150 to 200+ unique meetings per year per company.
- Introductions to open-market and private-placement buyers
- Development of analyst research coverage and comparable inclusion
- Corporate message refinement that is flexible, according to ongoing developments
- A Fact Sheet that is flexible, in terms of ongoing developments
- Investor presentations in PowerPoint/slide formats
- All written and edited shareholder communications, such as earnings releases, quarterly reports and other developments
- Conference call coordination, including scripting, Q & A preparation, and all details for execution, including Webcasting
- Frank feedback collected and provided from all types of meetings to help fine-tune messaging
- Annual report production: writing and assisting in the selection and hiring of graphic artists, designers and printers for the complete management of the publication
- Handling and screening investor inquiries
- Nurturing relationships with current and potential investors
- Mail and request fulfillment processing
- Introductions in the investment banking world
- Annual meetings- organizing as appropriate
- Peer group/industry analysis provided on a regular basis
- Perception audits gathered from the investment community
- Strategic planning and implementation
- Corporate related stories placed in trade, regional and national media
- Coverage of your company with media-at-large
- Syndication stories and feature feeds to more than 16,000 newspaper and other print editors nationwide
- Ghost-written/bylined white papers and other high-level trade articles
- Satellite Media Tours booked in the top 20 U.S. markets

- Background materials (B-roll) production for television, cable and trade events
- Media training — for road shows, public appearances and interviews
- Profiles written of CEOs and other top company officers
- Crisis management plans
- Public relations/media placements
- Access to Clipping services — to document media coverage, at a group discount rate of only a flat $100 per month
- Access to IRG's MicroCaptivations Wire of 240,000 + professional investors at a per use cost of $2500. First wire is compliments of IRG. (This is a triple opted-in, fully-compliant list of 134,000 Registered Representatives, 13,000 Registered Investment Advisors, 103,000 Buy-side fund managers and Analysts. IRG owns the list, but uses an outside vendor who is fully email legal and compliant for mailings.)